Brian McAllister

John Archfield

David Orlic

Office of Mergers and Acquisitions

Ruairi Regan

Brigitte Lippmann

United States Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-3561

July 29, 2015

Re:	Evans Brewing Company Inc.
Amendment No. 4 to Registration Statement on Form S-4
Filed June 19, 2015
File No. 333-201771

Dear Ms. Lippmann, and Messrs McAllister, Archfield, Orlic, and Regan:

This correspondence is in response to your letter dated July 21, 2015, in reference to the filing by Evans Brewing Company Inc. (the “Company”) of Amendment No. 4 to the Company’s registration statement on Form S-4, File No. 333-201771 (the “Registration Statement”) filed July 14, 2015, on behalf of the Company.

Additionally, for your convenience, the Company has reproduced the comment from the Staff followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 4. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 4.

For purposes of clarity in this letter, the phrase “the Company” will refer to Evans Brewing Company, Inc., a Delaware corporation, to distinguish it from Evans Brewing Company, a California corporation, which will be referred to as “Evans California.”

Notes to Financial Statements

8. Income Taxes, page BH-11 1.

1.	We note in your response to comment 3 that after reviewing Section 382 of the Internal Revenue Code, Bayhawk’s management believes that not all of the loss carryforward may be able to be used because of the change in ownership. We further note that Bayhawk recorded pre-tax income of $226,574 (page BH-3) in fiscal 2014, and it appears to us that certain net operating losses may have been used to offset the calculated income tax using the alternative 25% tax rate (page BH- 11). Please advise us of the following:

•	Further describe to us the effects of the Section 382 limitation on the loss carryforward, including any significant effects in fiscal 2014, and revise your Form S-4 to provide such disclosure.
•	Quantify for us the difference between the recorded fiscal 2014 income tax expense by applying the alternative 25% tax rate and the income tax expense had the statutory tax rate been applied.

Provide us with your materiality analysis for any differences in the income tax expense between the two methods.

Response to Comment No. 1

Section 382 limitations:

Company management cited Section 382 in the prior response letter in response to Comment 3 to explain that Section 382 provides that not all net operating losses may be carried forward with a change of ownership. Bayhawk Ales, Inc. (“Bayhawk”) had no prior transactions with respect to ownership changes that could result in the loss of use of the net operating losses for the periods prior to fiscal 2014. However, the proposed transactions between EBC and Bayhawk could result in a change of control of Bayhawk, depending on the outcome of the vote on the Asset Purchase Transaction, and on the number of Bayhawk stockholders who elect to participate in the Share Exchange. Because these transactions have not yet concluded, and will not commence until the completion of the review process of the Registration Statement, and because the application of Section 382 is complex and fact-specific, EBC’s management is not able at this time to determine exactly how much of the past net operating losses will be able to be carried forward. EBC management has determined, however, that there are no significant effects to the fiscal 2014 net operating loss carryforward, as Bayhawk already has fully valued those net operating losses.

For example, part of the valuation included an adjustment of the $300,000 insurance claim that was part of the $226,574 net profit for fiscal year 2014. The $300,000 has been subsequently received from the insurance company in fiscal year 2015 and factored into the valuation process. The net operating losses have been applied in 2015, with no effect to the fiscal year 2014 financials.

In response to the request that we quantify the difference between the recorded fiscal 2014 income tax expense by applying the alternative 25% tax rate and the income tax expense had the statutory tax rate been applied, we provide the following supplemental information:

25% rate vs 34% rate:

Had Bayhawk management used the US federal statutory rate of 34%, the 2014 income tax provision disclosure would have been as follows:

Expected tax provision ($226,574 x 34%)	$77,036
Effect of:
State income taxes	$(6,810)
Graduated tax rates	$(11,751)
Change in valuation allowance	$(33,080)
Total	$25,395

This is the same total provision for income tax that was disclosed using the 25% rate that was disclosed originally:

[As disclosed in Note 8 to the Bayhawk financial statements, BH-11]

Expected tax provision ($226,574 x 25%)	$56,644
Effect of:
State income taxes	4,311
Change in valuation allowance	$(35,560)
Total	$25,395

As shown, whether Bayhawk management calculates the 2014 income tax using the 25% rate or the 34% rate, there is no change in the tax provision. The Bayhawk financial statements include the $25,395 amount as the provision for income taxes for 2014. As such, Bayhawk management respectfully contends that because Bayhawk fully valued the 2014 net operating losses, it does not matter which tax rate is used because the end result will be the same. Bayhawk management used 25% to begin with to arrive at a lower deferred tax asset because Bayhawk management believes that the use of that rate will more accurately reflect the true value of the deferred tax asset. For the avoidance of confusion, Bayhawk will use 34% (the current U.S. Federal statutory rate) to calculate and disclose the income tax provision and deferred tax provision for future filing periods.

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Conclusion

The Company acknowledges the following:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
-	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600), if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

EVANS BREWING COMPANY, INC.

By:	/s/ Michael J. Rapport
Michael J. Rapport, Chief Executive Officer, President

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